Exhibit 99.2

GERDAU S.A.

Corporate Taxpayer ID (CNPJ/MF) 33.611.500/0001-19

Company Registry (NIRE) 35300520696

NOTICE TO SHAREHOLDERS

CAPITAL STOCK INCREASE BY CAPITALIZING PART OF THE BALANCE OF PROFIT RESERVE ACCOUNT – INVESTMENTS RESERVE AND WORKING CAPITAL RESOLVED BY EXTRAORDINARY GENERAL MEETING HELD ON APRIL 16, 2024

(EXHIBIT C of CVM Resolution No. 81/22)

1.        Inform the increase amount and new capital stock

Increase amount:	R$4,057,881,800.00
New capital stock:	R$24,347,290,800.00

2.        Inform if increase will occur: (a) by converting debentures or other debt bonds into shares; (b) exercising the subscription rights or subscription bonus; (c) capitalizing profits or reserves; or (d) subscribing to new shares

The increase will take place by capitalizing part of the balance of the Profit Reserve account – Investments Reserve and Working Capital, effective on December 31, 2023.

3.        Explain, in detail, the reasons for the increase and its legal and economic effects

The capital increase shall take place to envisage the Profit Reserves surplus in relation to capital stock and shall be made through bonuses to shareholders, by issuing new shares.

We do not foresee legal effects in the capital increase. As to the economic effects, the cost attributed to the bonus shares totaled R$11.5473163 per share, generating tax benefits to shareholders, as provided for in Paragraph 1 of Article 58 of Normative Instruction of Brazilian Internal Revenue Service No. 1.585/15.

4.        Provide a copy of the fiscal council report, if applicable

FISCAL COUNCIL REPORT: The Fiscal Council of Gerdau S.A., in compliance with provisions of Article 166, Paragraph 2 of Law No. 6.404/1976, analyzed the Company’s capital stock increase proposal totaling four billion, fifty-seven million, eight hundred, eighty-one thousand, eight hundred Reais (R$ 4,057,881,800.00), by capitalizing part of the balance of the Profit Reserve account– Investments Reserve and Working Capital, effective on December 31, 2023, by issuing three hundred, fifty-one million, four hundred, thirteen thousand, four hundred and ten (351,413,410) new shares, of which one hundred, twenty million, one hundred, five thousand, two hundred, and eighty-eight (120,105,288) non-par, registered common shares, and two hundred, thirty-one million, three hundred, eight thousand, one hundred and twenty-two (231,308,122) preferred shares to be freely distributed to shareholders as bonus, at the ratio of one (1) new share for each five (5) shares of the same type held by shareholder on April 17,2024, which unanimously voted that referred capital increase proposal has conditions to be resolved by the Company’s General Meeting. São Paulo, March 14, 2024. Signatures: Bolívar Charneski, Aroldo Salgado De Medeiros Filho and Tarcisio Beuren.

5.        In case of a capital increase through share subscription

a.       Describe the allocation of funds

Not applicable.

b.       Inform the number of shares issued of each type and class

Not applicable.

c.       Describe the rights, advantages, and restrictions attributed to shares to be issued

Not applicable.

d.       Inform if the subscription shall be public or private

Not applicable.

e.       If this is a private subscription, inform if related parties, as defined by accounting rules referring to this matter, will subscribe shares in the capital increase, specifying respective amounts, when these amounts are already known

Not applicable.

f.       Inform the issue price of new shares or the reasons by which its determination shall be delegated to the board of directors, in cases of public distribution

Not applicable.

g.       Inform the face value of shares issued or, if referring to non-par shares, the amount of the issue price that shall be allocated to the Capital Reserve

Not applicable.

h.       Provide management's opinion on the capital increase effects, especially referring to the dilution caused by the increase

Not applicable.

i.       Inform the issue price calculation criterion and justify, in detail, the economic aspects determining its selection, pursuant to Article 170 of Law No. 6.404, of 1976

Not applicable.

j.       Should the issue price have been determined with a premium or discount in relation to the market value, identify the reason for the premium or discount and explain how it was determined

Not applicable.

k.       Provide a copy of all reports and studies subsidizing the issue price determination

Not applicable.

m.       Inform the share issue prices in capital increases made over the past three (3) years

Not applicable.

n.       Report the percentage of potential dilution resulting from the issue

Not applicable

o.       Inform the terms, conditions, and form of subscription and payment of shares issued

Not applicable.

p.       Inform if shareholders will have the preemptive right to subscribe for new shares issued and detail the terms and conditions to which this right is subjected

Not applicable.

q.       Inform the management proposal for the treatment of any unsubscribed shares

Not applicable.

r.       Describe in detail the procedures to be adopted, in the event of partial ratification of capital increase

Not applicable.

s.       If the issue price of the shares, in whole or in part, is paid in assets

Not applicable.

i.       Submit a full description of assets

Not applicable.

ii.       Provide clarifications on the relationship between the assets incorporated into the company's assets and its corporate purpose

Not applicable.

iii.       Provide a copy of the asset’s appraisal report, if available

Not applicable.

6.        In case of capital increase through capitalization of profits or reserves

a.       Inform if this will imply a change in shares' face value if exists, or distribution of new shares among shareholders

The capital increase shall imply the distribution of new shares to shareholders, as a bonus, at the ratio of one (1) new share for each five (5) shares of the same type held by the shareholder on April 17, 2024.

b.       Inform if capitalization of profits or reserves shall take place with or without change in the number of shares, in companies with non-par shares

The capitalization of part of the balance of the Profit Reserve account – Investments Reserve and Working Capital de Giro shall take place by issuing three hundred, fifty-one million, four hundred, thirteen thousand, four hundred and ten (351,413,410) new shares, of which one hundred, twenty million, one hundred, five thousand, two hundred, and eighty-eight (120,105,288) non-par, registered common shares, and two hundred, thirty-one million, three hundred, eight thousand, one hundred and twenty-two (231,308,122) preferred shares.

ii.       Inform the percentage that shareholders will receive in shares

The capitalization of part of the balance of the Profit Reserve account – Investments Reserve and Working Capital de Giro shall take place by issuing three hundred, fifty-one million, four hundred, thirteen thousand, four hundred, and ten (351,413,410) new shares, of which one hundred, twenty million, one hundred, five thousand, two hundred, and eighty-eight (120,105,288) non-par, registered common shares, and two hundred, thirty-one million, three hundred, eight thousand, one hundred and twenty-two (231,308,122) preferred shares to be subsidized to shareholders at the ratio of one (1) new share for each five (5) shares of the same type held by shareholder on April 17, 2024.

iii.       Describe the rights, advantages, and restrictions attributed to shares to be issued

Shares to be issued shall have the same characteristics and confer to their holders the same rights provided for in the Company’s Bylaws, and laws applicable to the shares of the same type issued by the Company.

The date estimated for the credit of shares resulting from bonus to shareholders shall be 04/22/2024 and shall be entitled to any dividends and/or interest on equity to be declared as of 04/17/2024 (inclusive).

iv.       Inform the cost of acquisition, in Brazilian Reais per share, to be attributed so that shareholders can comply with Article 10 of Law No. 9.249 of December 26, 1995

The cost attributed to bonus shares was R$11.5473163 per share, generating tax benefit to shareholders, as provided for in Paragraph 1 of Article 58 of Normative Instruction of Brazilian Internal Revenue Service No. 1.585/15.

v.       Inform the treatment of fractional shares, if applicable

Through private negotiation or brokerage firms of free choice, authorized to operate by B3, between 04/22/2024 and 05/22/2024, shareholders can transfer rights to the share fractions to which they are entitled, so to that make whole shares. Upon expiration of the aforementioned term, share fractions shall be sold in an auction to be held at B3, proportionally splitting the sale proceeds by holders of referred fractions, pursuant to Paragraph 3 of Article 169 of the Brazilian Corporation Law.

d.       Inform the term provided for in Paragraph 3 of Article 169 of Law No. 6.404 of 1976

Term between 04/22/2024 and 05/22/2024.

e.       Inform and submit the information and documents provided for in item 5 above, where appropriate

Not applicable.

7.        In case of capital increase by conversion of debentures or other debt bonds into shares or by exercise of subscription bonus

a.        Inform the number of shares issued of each type and class

Not applicable.

b.       Describe the rights, advantages, and restrictions attributed to the shares to be issued

Not applicable.

São Paulo, April 16, 2024.

Rafael Dorneles Japur

Executive Vice-President

Investor Relations Officer